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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE  TO
                            TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No.3)

                              THE WMF GROUP, LTD.
                      (Name of Subject Company (issuer))

                 PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                   PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC
                     (Names of Filing Persons (offerors))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   000929289
                                (CUSIP Number)

                            RICHARD A. HIBBARD, ESQ.
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              FOUR GATEWAY CENTER
                             NEWARK, NJ 07102-4069
                                (973) 802-7674
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                   Copy to:

                              STEPHEN J. FRIEDMAN
                             DEBEVOISE & PLIMPTON
                               875 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 909-6000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.

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CUSIP No. 000929289

          [_]  issuer tender offer subject to Rule 13e-4.

          [_]  going-private transaction subject to Rule 13e-3.

          [_]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

===============================================================================

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CUSIP No. 000929289

     This Amendment No. 3 amends and supplements the information set forth in the Tender Offer Statement on Schedule TO (Amendment No. 2) (the "Schedule TO") filed by Prudential Mortgage Capital Acquisition Corp. (the "Purchaser") and Prudential Mortgage Capital Company, LLC (the "Parent") on May 23, 2000, with respect to the common stock, par value $.01 per share (the "Shares"), of The WMF Group, Ltd., a Delaware corporation (the "Company"). The principal executive office of the Company is 1593 Spring Hill Road, Suite 400, Vienna, VA 22182-2245. Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule TO, including the Offer to Purchase filed as Exhibit (a)(1)(A) thereto.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 8 of the Schedule TO is hereby amended and supplemented as follows:

The Offer expired at 12:00 midnight, New York City time, on Tuesday, June 20, 2000 (the "Expiration Date"). According to the Depositary, based on a preliminary count, there were validly tendered and not properly withdrawn approximately 10,562,115 Shares, as of the Expiration Date, representing approximately 96.38% of the Shares currently outstanding. On June 21, 2000 the Purchaser accepted for payment all Shares validly tendered in accordance with the Offer. On June 21, 2000, Parent issued a press release, a copy of which is attached hereto as Exhibit (a)(1)(I) and is incorporated herein by reference.

ITEM 12. EXHIBITS

     Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereafter:

     (a)(1)(I) Text of press release, issued by Parent on June 21, 2000.

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                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2000

                                   PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.


                                   By: /s/ Michael B. Jameson
                                       ----------------------------
                                           Name:  Michael B. Jameson
                                           Title: Vice President


                                   PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC


                                   By: /s/ Michael B. Jameson
                                       ----------------------------
                                           Name:  Michael B. Jameson
                                           Title: Senior Vice President

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                               INDEX OF EXHIBITS

Exhibit No.         Document
-----------         --------
(a)(1)(A)*    --    Offer to Purchase, dated as of May 23, 2000.

(a)(1)(B)*    --    Form of Letter of Transmittal.

(a)(1)(C)*    --    Form of Notice of Guaranteed Delivery.

(a)(1)(D)*    --    Form of Letter to Brokers, Dealers, Commercial Banks,
                    Trust Companies and Other Nominees.

(a)(1)(E)*    --    Form of Letter to Clients for Use by Brokers, Dealers,
                    Commercial Banks, Trust Companies and other Nominees.

(a)(1)(F)*    --    Guidelines for Certification of Taxpayer Identification
                    Number on Substitute Form W-9.

(a)(1)(G)*    --    Text of joint press release, issued by Parent and the
                    Company on May 10, 2000.

(a)(1)(H)*    --    Summary Advertisement, published on May 23, 2000.

(a)(1)(I)           Text of press release, issued by Parent on June 21, 2000.

(b)*          --    None.

(d)(1)(A)*    --    Agreement and Plan of Merger, dated as of May 10, 2000,
                    among Parent, Purchaser and the Company.

(d)(1)(B)*    --    Stockholders Agreement, dated as of May 10, 2000, among
                    Parent, Capricorn Investors II, L.P., Capricorn , Holdings,
                    Inc., Demeter Holdings Corporation, Phemus Corporation,
                    Commonwealth Overseas Trading Company Limited, Mohammed A.
                    Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and
                    Shekar Narasimhan.

(d)(1)(C)* Employment Agreement, dated as of May 10, 2000, among WMF, Parent and Shekar Narasimhan.

(d)(1)(D)* Employment Agreement, dated as of May 10, 2000, among WMF, Parent and Charles H. Cremens.

(g)*          --    None.

(h)*          --    None.

*As previously filed